UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of May, 2012

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.
(Translation of registrant’s name into English)

3 Iassonos Street
Piraeus, 18537 Greece
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐     No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

EXPLANATORY NOTE

This Report on Form 6-K amends and restates in its entirety the Report on Form 6-K deemed furnished to the Securities and Exchange Commission on May 14, 2012 with respect to a press release of Capital Product Partners L.P., dated May 14, 2012 (the “Original Filing”).  The information set forth in this Form 6-K/A supersedes and replaces the information set forth in the the Original Filing.

Item 1 – Information Contained in this Form 6-K Report

On May 22, 2012, Capital Product Partners L.P. (the “Partnership”) completed its issuance and sale of 14,444,443 Class B Convertible Preferred Units (the “Class B Units”) to certain investors (the “Purchasers”), including the Partnership’s Sponsor, Capital Maritime & Trading Corp., pursuant to the Class B Convertible Preferred Unit Subscription Agreement, dated as of May 11, 2010 (the “Subscription Agreement”).  The net proceeds, together with part of the Partnership’s cash balances, were used to repay debt of $149.6 million across the Partnership’s three credit facilities. In connection with the issuance and sale of the Class B Units, the Partnership has adopted the Second Amendment, dated as of May 22, 2012 (the “Second Amendment to the LP Agreement”), to the Second Amended and Restated Agreement of Limited Partnership of the Partnership. The Second Amendment to the LP Agreement establishes and sets forth the rights, preferences, privileges, duties and obligations of the Class B Units.  The issued Class B Units have certain rights that are senior to the rights of the holders of common units representing limited partner interests of the Partnership (the “Common Units”), such as the right to distributions and rights upon liquidation of the Partnership, as described in the Second Amendment to the LP Agreement. In addition, the Partnership entered into the Registration Rights Agreement, dated as of May 22, 2012 (“Registration Rights Agreement”), with certain purchasers, relating to the registered resale of Common Units issuable upon the conversion of the Class B Units purchased pursuant to the Subscription Agreement.

The Class B Units have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent a registration statement or exemption from registration.

The foregoing description of the Class B Units, the terms of their issuance and the related documents does not purport to be complete and is qualified in its entirety by the terms and conditions of the Subscription Agreement, the Registration Rights Agreement, and the Second Amendment to the LP Agreement, which are filed as exhibits to this report and incorporated herein by reference.

Attached as Exhibit I is the Class B Convertible Preferred Unit Subscription Agreement, dated as of May 11, 2012, by and among the Partnership and each of the purchasers named therein.

Attached as Exhibit II is the Second Amendment, dated as of May 22, 2012, to the Second Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of February 22, 2010, as amended.

Attached as Exhibit III is the Registration Rights Agreement, dated as of May 22, 2012, by and among the Partnership and each of the holders named therein.

Attached as Exhibit IV is a press release of Capital Product Partners L.P., dated May 23, 2012.

This report on Form 6-K is hereby incorporated by reference into the registrant’s registration statement, registration number 333-177491, dated October 24, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: May 23, 2012	By:	Capital GP L.L.C., its general partner

/s/ Ioannis E. Lazaridis
		Name:	Ioannis E. Lazaridis
		Title:	Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.